AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 17, 2017

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                   FIRST TRUST STRATEGIC HIGH INCOME FUND II
                       (Name of Subject Company (Issuer))

                   FIRST TRUST STRATEGIC HIGH INCOME FUND II
                        (Name of Filing Person (Issuer))

        COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   337353304
                     (CUSIP Number of Class of Securities)

                                W. SCOTT JARDINE
                                   SECRETARY
                   FIRST TRUST STRATEGIC HIGH INCOME FUND II
                       (Name of Subject Company (Issuer))
               120 E. LIBERTY DRIVE, SUITE 400, WHEATON, IL 60187
                                 (800) 621-1675
      (Name, Address and Telephone Number of Person Authorized to Receive
           Notices and Communications on Behalf of Filing Person(s))

                                With a Copy to:
                                  Eric F. Fess
                             Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603
                           Telephone: (312) 845-3000

                           CALCULATION OF FILING FEE

--------------------------------------    --------------------------------------
        TRANSACTION VALUATION*                     AMOUNT OF FILING FEE
--------------------------------------    --------------------------------------
                                                           None
--------------------------------------    --------------------------------------

This filing relates solely to preliminary communications made before the commencement of a tender offer.

* Set forth the amount on which the filing fee is calculated and state how it was determined.

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[ ]   Check the box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.

      [X]   issuer tender offer subject to Rule 13e-4.

      [ ]   going-private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

      [ ]   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

      [ ]   Rule 14d-1(d) (Cross-Border Third Party Tender Offer)